As filed with the Securities and Exchange Commission on March 11, 2024

1933 Act Registration No. 333-117597

1940 Act File No. 811-21606

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. __

Post-Effective Amendment No. 52

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 54

(Check appropriate box or boxes)

CENTAUR MUTUAL FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

33 Whitehall Street, 11th Floor

New York NY 10004

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (513) 587-3400

Paul F. Leone

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(Name and Address of Agent for Service)

With copy to:

Thomas W. Steed III, Esq.

Kilpatrick Townsend & Stockton LLP

4208 Six Forks Road, Suite 1400

Raleigh, NC 27609

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A (File Nos. 333-117597 and 811-21606) of Centaur Mutual Funds Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 52 consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 52 does not modify any other part of the Registration Statement.

PART C. OTHER INFORMATION

ITEM 28. Exhibits

(a)	Declaration of Trust ("Trust Instrument").[1]

(b)	By-Laws.[1]

(c)	Articles III, V, and VI of the Trust Instrument define the rights of holders of the securities being registered (Certificates for shares are not issued.).[1]

(d)	Investment Advisory Agreement between the Centaur Mutual Funds Trust (formerly known as the Tilson Investment Trust) ("Registrant") and DCM Advisors, LLC ("Advisor"), as advisor for the DCM/INNOVA High Dividend Income Innovation Fund (formerly known as the Centaur Total Return Fund)[9]

(d)(2)	Investment Advisory Agreement between the Centaur Mutual Funds Trust (formerly known as the Tilson Investment Trust) ("Registrant") and DCM Advisors, LLC ("Advisor"), as advisor for Lebenthal Ultra Short Tax-Free Income Fund (“Lebenthal Fund”).[8]

(e)(l)	Distribution Agreement between the Registrant and Ultimus Fund Distributors, LLC[7]

(f)	Not Applicable.

(g)	Amended and Restated Custody Agreement between the Registrant and US Bank N.A.[13]

(h)(l)	Master Services Agreement between the Registrant and Ultimus Fund Solutions, LLC [5]

(h)(2)	Amendments to Master Services Agreement between the Registrant and Ultimus Fund Solutions, LLC [9]

(h)(3)	Expense Limitation Agreement dated March 7, 2019 between the Registrant and the Advisor with respect to the DCM/INNOVA Fund[10]

(h)(3)(a)	Expense Limitation Agreement dated December 30, 2019 between the Registrant and the Advisor with respect to the Lebenthal Fund[10]

(h)(3)(a)	Amendment dated December 16, 2021, Amendment #4 to March 7, 2019 DCM/INNOVA Fund Lebenthal Expense Limitation Agreement[12]

(h)(3)(b)	Amendment dated December 16, 2021, Amendment #4 to March 7, 2019 DCM/INNOVA Fund Lebenthal Expense Limitation Agreement[12]
(h)(3)(c)	Amendment dated November 3, 2023, Amendment #8 to the Expense Limitation Agreement dated March 7, 2019 between the Registrant and the Advisor with respect to the DCM/INNOVA Fund[17]

(h)(4)(a)	Amendment dated December 16, 2021, Amendment #2 to 12.30.2019 Lebenthal Expense Limitation Agreement[12]
(h)(5)	Compliance Consulting Agreement between the Registrant and Northern Lights Compliance Services, LLC[13]

(i)(1)	Opinion and Consent of Parker, Poe, Adams & Bernstein L.L.P. regarding the legality of securities registered with respect to the Registrant.[2]

(i)(2)	Opinion and Consent of Kilpatrick Townsend & Stockton LLP regarding the legality of securities registered with respect to the Lebenthal Fund[8]

(j)(1)	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm[15]
(j)(2)	Consent of BBD, LLP, Independent Registered Public Accounting Firm, filed herewith
(k)	Not Applicable.

(l)	Initial Subscription Agreement.[2]

(m)	Distribution Plan under Rule 12b-1 with respect to the Lebenthal Ultra Short Tax-Free Income Fund[8]

(n)	Rule 18f-3 Plan[8]

(o)	Proxy Voting and Disclosure Policy[10]

(p)(l)	Amended and Restated Code of Ethics for the Registrant.[3]

(p)(2)	Code of Ethics for the Advisor[7]

(p)(4)	Code of Ethics of Ultimus Fund Distributors, LLC.[1][6]

(q)	Powers of Attorney[10]

1.	Incorporated herein by reference to Registrant's Registration Statement on Form N-lA filed July 23, 2004 (File No. 333-117597).
2.	Incorporated herein by reference to Registrant's Registration Statement on Form N-1A filed March 10, 2005 (File No. 333-117597).
3.	Incorporated herein by reference to Registrant's Registration Statement on Form N-1A filed February 28, 2008 (File No. 333-117597).
4.	Incorporated herein by reference to Registrant's Registration Statement on Form N-1A filed February 29, 2012 (File No. 333-117597).

5.	Incorporated herein by reference to Registrant's Registration Statement on Form N-lA filed February 28, 2017 (File No. 333-117597).
6.	Incorporated herein by reference to Registrant's Registration Statement on Form N-lA filed February 28, 2018 (File No. 333-117597)
7.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed February 28, 2019 (File No. 333-117597)
8.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed December 30, 2019 (File No. 333-117597)
9.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed February 28, 2020 (File No. 333-117597)
10.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed February 21, 2021 (File No. 333-117597)
11.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed April 26, 2021 (File No. 333-117597)
12.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed February 21, 2022 (File No. 333-117597)
13.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed February 28, 2023 (File No. 333-117597)
14.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed February 28, 2024 (File No. 333-117597)
15.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed February 28, 2024 (File No. 333-117597)
16.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed February 28, 2024 (File No. 333-117597)
17.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-1A filed February 28, 2024 (File No. 333-117597)

ITEM 29. Persons Controlled by or Under Common Control with the Registrant

No person is controlled by or under common control with the Registrant.

ITEM 30. Indemnification

Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust. The Registrant's Trust Instrument contains the following provisions:

Section 2. Indemnification and Limitation of Liability. The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Manager or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee's performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Section 3. Indemnification.

(a)	Subject to the exceptions and limitations contained in Subsection (b) below:

(i)	every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) ("Covered Person") shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii)	as used herein, the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words "liability'' and "expenses" shall include, without limitation, attorneys, fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)	No indemnification shall be provided hereunder to a Covered Persons:

(i)	who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii)	in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c)	The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d)	To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.

(e)	Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

In addition, the Registrant has entered into an Investment Advisory Agreement with its Advisor and a Distribution Agreement with its Distributor. These agreements provide indemnification for those entities and their affiliates. The Advisor' s and Distributor's personnel may serve as trustees and officers of the Trust.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended ("Act"), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

ITEM 31. Business and Other Connections of the Investment Advisor

The description of the Advisor is found under the caption of "Management of the Fund -Investment Advisor" in the Prospectus and under the caption "Management and Other Service Providers -Investment Advisor'' in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which are incorporated by reference herein. The Advisor provides investment advisory services to other persons or entities other than the

Registrant.

ITEM 32. Principal Underwriter

(a)	The Distributor also acts as the principal underwriter for the following other investment companies:

Bruce Fund, Inc.

CM Advisors Family of Funds

Caldwell Orkin Funds, Inc.

Cantor Select Portfolios Trust

Cantor Fitzgerald Sustainable Infrastructure Fund

Capitol Series Trust

Centaur Mutual Funds Trust

Chesapeake Investment Trust

Commonwealth International Series Trust

Conestoga Funds

Connors Funds

Cross Shore Discovery Fund

Dynamic Alternatives Fund

Eubel Brady & Suttman Mutual Fund Trust

Fairway Private Equity & Venture Capital Opportunities Fund

Flat Rock Enhanced Income Fund

F/m Funds Trust

HC Capital Trust

Hussman Investment Trust

James Advantage Funds

James Alpha Funds Trust

Lind Capital Partners Municipal Credit Income Fund

MSS Series Trust

Oak Associates Funds

One Fund Trust

Papp Investment Trust

Peachtree Alternative Strategies Fund

Rocky Mountain Opportunity Trust

Schwartz Investment Trust

Segall Bryant & Hamill Trust

The Cutler Trust

The Investment House Funds

Williamsburg Investment Trust

Ultimus Managers Trust

Unified Series Trust

Valued Advisers Trust

VELA Funds

Volumetric Fund

Waycross Independent Trust

Yorktown Funds

(b)	Name	Position with Distributor	Position with Registrant
	Kevin M. Guerette	President	None
	Stephen L. Preston	Chief Compliance Officer	AML Compliance Officer Assistant Vice President
	Melvin Van Cleave	Vice President, Chief Technology Officer	None
	Douglas K. Jones	Vice President	None

The address of the Distributor and each of the above-named persons is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

(c)	Not applicable.

ITEM 33. Location of Accounts and Records

Registrant maintains the records required to be maintained by it under Rules 3la-l(a), 3la-l(b) and 3la-2(a) under the Investment Company Act of 1940 at its principal executive offices at 475 Park Avenue South, 9th Floor New York, NY 10016, except for those records that may be maintained pursuant to Rule 3la-3 at the offices of Registrant's Custodian (MUFG Union Bank, N.A., Institutional Custody Services, 350 California Street, 6th Floor, San Francisco, California 94104), Transfer Agent (Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246), or Administrator (Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246).

ITEM 34. Management Services

None.

ITEM 35. Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended ("Securities Act"), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this amendment to the registration statement under Rule 485(b) under the Securities Act and has duly caused this Post- Effective Amendment No. 52 to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, and State of New York Ohio on this 11th day of March, 2024.

Centaur Mutual Funds Trust

By:	/s/ Glenn Grossman
Glenn Grossman, President

Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Zachary Richmond	Treasurer	March 11, 2024
Zak Richmond

/s/ James H. Speed, Jr.*	Trustee	March 11, 2024
James H. Speed, Jr.
/s/Thomas G. Douglass *	Trustee	March 11, 2024
Thomas G. Douglass

/s/ Paul F. Leone
Paul F. Leone
Attorney-in-Fact*	March 11, 2024

Exhibit
(j)(2)	Consent of BBD, LLP, Independent Registered Public Accounting Firm